As filed with the Securities and Exchange Commission on March 26, 2004

Registration No. 333-[_________]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LOUDEYE CORP.

(Exact name of Registrant as specified in its charter)

Delaware	91-1908833
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1130 Rainier Avenue South
Seattle, WA 98144
(206) 832-4000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey M. Cavins
Chief Executive Officer
LOUDEYE CORP.
1130 Rainier Avenue South
Seattle, WA 98144
(206) 832-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Hentrich, Esq.
John D. Tishler, Esq.
Sheppard, Mullin, Richter & Hampton LLP

12544 High Bluff Drive Suite 300
San Diego, CA 92130
(858) 720-8900

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered (1)	per Share (2)	Offering Price (1)	Registration Fee
Common Stock, $.001 par value	12,593,570	$1.97	$24,809,333	$3,144

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high and low sales price of Loudeye Corp.’s common stock on March 24, 2004 as reported on the Nasdaq SmallCap Market. It is not known how many shares will be purchased under this registration statement or at what price such shares will be purchased.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 26, 2004

PROSPECTUS

12,593,570 SHARES

LOUDEYE CORP.

COMMON STOCK

     We are registering our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq SmallCap Market under the symbol “LOUD.” The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on March 24, 2004, was $1.97 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

     Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, “Loudeye,” “we,” “us” and “our” refers to Loudeye Corp.

The date of this prospectus is __________, 2004.

THE COMPANY

We are an innovative business-to-business provider of services that facilitate the distribution and promotion of digital media content to media & entertainment, retail and enterprise customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and on other digital distribution platforms. Our technical infrastructure and back-end solutions, combined with our proprietary applications, comprise an end-to-end solution, from basic digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to complex, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music download stores and streaming Internet radio and music sample services. Our solutions reduce the complexity and cost of internal solutions, and enable our customers to provide branded digital media offerings to their users while supporting a variety of digital media technologies and consumer business models.

     Some of our customers include Amazon.com, America Online, Apple Computer, BuyMusic, The Coca-Cola Company, Digital Music Initiative, Dreamworks Records, EMI Recorded Music Holdings, Microsoft Corporation, Siebel Systems, Sirius Corporation and Yahoo!.

     The use of the Internet as a medium for media distribution has continued to evolve and grow in recent years. Traditional media & entertainment companies, such as major record labels, have in recent years faced significant challenges associated with the digital distribution of music. However, these companies have recently begun to license some of the rights to their digital music content for distribution and sale online on a subscription or individual track or album basis. Additionally, retailers and advertisers have begun to use digital media to aid in the marketing and selling of their products. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online through new and existing partners, and consumers have begun to purchase and consume content using personal computers and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.

     We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet and other emerging technologies. These services encompass a variety of related services and provide the major components needed to address the management and delivery of digital media, from content management to content distribution, including:

•	Advanced application services. Our software applications enable our customers to outsource to us the complete requirements to run a digital media service over the Internet directed to end users or end consumers. We develop and provide proprietary Internet and wireless software applications to publish and manage digital media for the end users of our customers. The applications support private label user interfaces and customized templates. We can host the applications on behalf of the customer, and the customer’s deployment of these applications are designed to have the look, feel and branding of the customer’s existing products and website. The application platform and services support integration to a customer’s website, inventory, and commerce and billing systems. We offer such application services as the Loudeye Digital MusicStore™, iRadio™, music sample and webcasting services;

•	Digital media storage and access. Our proprietary systems and technology enable the scalable archiving, retrieval and processing of large inventories of digital media. Digitized masters of the media assets are stored on our high capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content;

•	Digital media distribution. Digitally formatted content can be distributed to end users on behalf of our customers via streaming or download services. Our solution can support full tracking and reporting of such end user activity for purposes such as royalty settlement or direct marketing. Our scalable network infrastructure can deliver to large numbers of end-users with high levels of reliability;

•	Traditional source media ingest and capture. Source content is captured live via our extensive signal ingress capabilities, including satellite downlinks, video fiber, frame relay, ISDN, automated telephony-to-IP switches and teleconferencing equipment, as well as on-demand via processing of archived source audio and video in a wide range of legacy and digital formats; and

•	Media processing services. Media assets are processed into the digital media formats of our customers’

specifications via our proprietary encoding and transcoding systems.

     To support these solutions, we have obtained licenses and cultivated relationships with the five major record labels and hundreds of independent record labels. The target customers for our digital music services include media & entertainment companies, such as media portals, broadcasters, major record labels and advertisers, traditional and Internet-based retailers, wireless companies and consumer electronics manufacturers.

     We also offer highly scalable live and “on-demand” audio and video webcasting services, supported by proprietary applications and an advanced Internet-protocol based digital broadcast center based in Seattle. The target customers for these solutions include media & entertainment companies, as well as large and medium-sized enterprises across a range of industries. Webcasting services are often sold in arrangements that include a continuing “on-demand” archival component that enables the customer access to its content after an event has been webcast.

     Our capabilities include a robust production and rich media delivery infrastructure, featuring significant capacity to manage customer requirements and a flexible and extensible platform to enable tailored solutions and serve a diverse range of market opportunities. Our solutions offer customers the following key benefits:

•	End-to-end outsourced solutions reduce complexity and cost of in-house implementations;

•	High degree of flexibility enables tailored customer solutions;

•	Scalable systems and network infrastructure provide significant capacity and reliability; and

•	Strategic relationships facilitate authorized digital media strategies.

     In January 2004, we sold our media restoration services business to a company controlled by the general manager of those operations. We will continue to sell, for a fee, media restoration services on behalf of the purchaser for a two-year period, but this is no longer a material part of our business.

     Our shares trade through the Nasdaq SmallCap Market under the symbol “LOUD.” Our address is 1130 Rainier Avenue South, Seattle, WA 98144 and our telephone number is (206) 832-4000. Our Internet site is located at www.loudeye.com. The information found on our website is not part of this prospectus.

     The number of shares included in this prospectus is approximately 18.1% of our common shares outstanding on March 19, 2004. The number of common shares outstanding does not include 25,000 shares included in this prospectus that are issuable only upon the exercise of stock purchase warrants.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following known risk factors which describe the risks and uncertainties which we consider material in connection with this offering, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

Risks Related to Our Company

     Our company has a short operating history and our industry is new and rapidly evolving, which makes it difficult to evaluate our business.

     We were formed as a limited liability company in August 1997 and incorporated in March 1998. Our limited operating history makes it difficult to evaluate us or our prospects and performance, due to our:

•	unproven ability to generate profits;

•	limited historical financial data; and

•	limited experience in addressing emerging trends that may affect our business.

     We have recently shifted our marketing emphasis to application level services, which we have only recently begun to deliver. You should consider our prospects in light of the risk, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market segments we serve. As a result of such risks, expenses and difficulties, we may have difficulty:

•	Establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue;

•	Establishing and maintaining our brand name;

•	Successfully developing new products, product features and services on a timely basis and increasing the functionality and features of existing products and services;

•	Successfully responding to our current competition including, competition from emerging technologies and solutions;

•	Developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services; and

•	Attracting, training and retaining qualified sales, technical and customer support personnel.

     Our quarterly financial results will continue to fluctuate making it difficult to forecast our operating results.

     Our quarterly operating results have fluctuated in the past and we expect our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control, including:

•	Market acceptance of our turn-key application level services;

•	Variability in demand for our digital media services and applications;

•	Market acceptance of digital media and components offered by us and our competitors;

•	Ability of our customers and ourselves to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media and applications service agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures; or

•	Competition from other companies entering our markets.

     Our limited operating history and unproven business model further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenues. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenues, and any significant shortfall in revenues relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.

     We may need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan. If we raise additional capital, current stockholders may experience significant dilution.

     As of December 31, 2003, we had approximately $22.3 million in cash and cash equivalents, short-term investments, and restricted investments. In the first quarter of 2004, we completed a private placement that resulted in net proceeds of $18.9 million. We have, however, experienced net losses from operations and net losses are expected to continue into future periods. If our existing cash reserves prove insufficient to fund operating and other expenses, we may find it necessary to secure additional financing, sell assets or reduce expenditures further. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives. This inability could seriously harm our business, results of operations and financial condition.

     If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced and these securities may have rights and preferences superior to those of our current stockholders. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends.

     Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline.

     As of December 31, 2003, we had an accumulated deficit of $192.9 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods.

     Accordingly, our ability to operate our business and implement our business strategy may be hampered by negative cash flows in the future, and the value of our stock may decline as a result. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If we lack necessary capital, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. We will need to generate significant additional revenues to be profitable in the future and we may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future.

     We might not be successful in implementing our business strategy in a cost-effective manner, if at all, and the implementation may require significant additional expenditures on our part. The capital requirements of our business strategy combined with the expectation that we will incur net losses in future periods could have a serious adverse impact on our business, results of operations and financial position. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our success is dependent on the performance and retention of our executive officers and key employees.

     Our business and operations are substantially dependent on the performance of our executive officers and key employees who have worked together for only a relatively short period of time. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

     We must integrate our recent acquisition of Overpeer, Inc. and we may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating future acquisitions may constrain valuable management resources, and our failure to effectively integrate future acquisitions may result in the loss of key employees and the dilution of stockholder value and have an adverse effect on our operating results.

     We have completed a number of acquisitions during the past three fiscal years, and we expect to continue to pursue strategic acquisitions in the future. In March 2004, we completed the acquisition of Overpeer, Inc.

     Integrating the Overpeer acquisition and completing any potential future acquisitions could cause significant diversions of management time and resources. Financing for future acquisitions may not be available on favorable terms, if at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We cannot ensure that we will be able to identify or complete any acquisition in the future.

     If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to at least annual testing for impairment. For example, we recorded in our first quarter of fiscal 2003 impairments of $5.3 million, $685,000 and $601,000 to goodwill, intangible assets, and property and equipment related to our enterprise communication services and media restoration services business. A significant portion of those impairments related to assets acquired in our acquisition of TT Holding Corp. in November 2002. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. The anticipated benefits of any acquisition may not be realized. If any of the negative events occur, our operations and financial position could be harmed.

     We face competition from “free” peer-to-peer services such as KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.

     The online music services of our customers face significant competition from “free” peer-to-peer services, such as KaZaA, Morpheus, Grokster and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services have been found to not violate any copyright laws, particularly in the case of Grokster. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

     Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is a primary reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if this issue is not addressed, our business might be harmed.

     Many of our competitors have substantially greater capital resources than we do.

     Many of our competitors have significantly more resources than we do, including access to content, and some of our competitors may be able to leverage their experience in providing online music distribution services or similar services to their customers in other businesses. Some of these competitors may be able to offer services at a lower price than we can. In addition, competing services may be able to obtain more or better music content or may be able to license such content on more favorable terms than we can, which could harm the ability of our online music services to compete effectively in the marketplace.

     Online music distribution services in general are new and rapidly evolving and may not prove to be viable business models.

     Online music distribution services are a relatively new business model for delivering digital media over the Internet. It is too early to predict whether consumers will accept in significant numbers, online music services and accordingly whether the services will be financially viable. If online music distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

     We must provide digital rights management solutions that are acceptable to both content providers and consumers.

     We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable terms, if at all. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

     Our business could be harmed by a lack of availability of popular content.

     Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. Hit products are important because they generate consumer interest. We depend upon the music content providers to continue to produce hit products. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

     The growth of our business depends on the increased use of the Internet for communications, electronic commerce and advertising.

     The growth of our business depends on the continued growth of the Internet as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium, and identifying additional viable revenue models for digital media-based businesses. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over the Internet, and may adversely affect our ability to sell our products and services and ultimately impact our business results and prospects.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, the performance and reliability of the Internet may decline. In addition, Websites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the Internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, Internet usage, as well as the usage of our products, services and Websites, could grow more slowly or decline.

     If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.

     We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has delayed broader-based adoption of the Internet as a media distribution medium. Our business and prospects may be harmed if the rate of adoption does not increase.

     More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our products and services that will gain widespread adoption by users of such devices.

     In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.

     We depend on a limited number of customers for a majority of our revenues so the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenues and operating results.

     A limited number of customers have accounted for a majority of our revenues and may continue to do so for the foreseeable future. During 2003 and 2002, one customer accounted for approximately 11% and 13% of our revenues and another customer accounted for 5% and 10% of our revenues. We believe that a small number of customers may continue to account for a significant percentage of our revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to complete or deliver a project on a timely basis during a given quarter is likely to significantly reduce revenues. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results could suffer. If we are unsuccessful in increasing and broadening our customer base, our business could be harmed.

     Average selling prices of our products and services may decrease, which may harm our gross margins.

     The average selling prices of our products and services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at higher gross margins.

     We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, or make available on to our customers.

     We may be liable or alleged to be liable to third parties for the content that we encode, distribute or make available to our customers:

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

     Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited insurance coverage for claims of this nature.

     Because we host, stream and Webcast audio and video content on or from our Website and on other Websites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

     We cannot assure you that third parties will not claim infringement by us with respect to past, current, or future technologies. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

     If we do not continue to add customers for our services, our revenues and business will be harmed.

     In order to achieve return on our investments in new products and services, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.

     We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business.

     Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure you that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

     In addition, we could be subject to intellectual property infringement claims by others. Potential customers may be deterred from distributing content over the Internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to affect music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media services and applications could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should they occur in regard to any of our digital media services and applications, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we plan to offer our digital media services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

     We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed.

     Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies and content providers. We rely on these relationships for licensed technology and content. We also rely on relationships with major recording labels for our music content licensing strategy. Obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented music recording and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.

     Due to the evolving nature of our industry, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

     Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.

     The market for digital media services is characterized by rapid technological change, frequent new product introductions and changes in customer requirements, some of which are unique or on a customer by customer basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or the ability to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.

     The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

     Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.

     The large number of licenses that we need to maintain in order to expand our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex royalty structures under which we must pay. In addition, our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying the royalties owed. If we are unable to accurately track the numerous parties that we must pay in connection with each delivery of digital music services and deliver the appropriate payment in a timely fashion, we may risk penalties up to and including termination of certain licenses.

     Competition may decrease our market share, revenues, and gross margins.

     We face intense and increasing competition in the digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

•	Ability to offer a private branded solution;

•	Service functionality, quality and performance;

•	Ease of use, reliability, scalability and security of services;

•	Establishing a significant base of customers and distribution partners;

•	Ability to introduce new services to the market in a timely manner;

•	Customer service and support;

•	Attracting third-party web developers; and

•	Pricing.

Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

     Our industry is experiencing consolidation that may intensify competition.

     The Internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have failed or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors which have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus impairing our content selection and our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content; or which could significantly change the market for our products and services.

     Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

     We must enhance our existing digital media services and applications, and develop and introduce new services and applications to remain competitive in that segment. Any failure to do so in a timely manner will cause our results of operations in that segment to suffer.

     The market for digital media service solutions is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our products by adding innovative features that differentiate our digital media services and applications from those of our competitors;

•	Acquire and license leading technologies;

•	Bring digital media services and applications to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new product announcements by others.

     We will not be competitive unless we continually introduce new services and applications or enhancements to existing services and applications that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

     The technology underlying our services and applications is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

     The technology underlying our digital media services and applications is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate product liability suits against us;

•	Increase our product development resources;

•	Cause us to lose sales; and

•	Delay market acceptance of our digital media services and applications.

     We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

     Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

     Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by, a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. We do not have complete redundancy in our webcasting facilities and therefore any damage or destruction to these would significantly harm our webcasting business. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Websites and network communications. A sudden and significant increase in traffic on our Websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.

     Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide access over the Internet to our product and service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

     The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

     Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.

     Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business and business needs grow and change, and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Websites could be less attractive to such entities or individuals and our business could be harmed.

     Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties. Insufficient transmission capacity could result in interruptions in our services and loss of revenues.

     Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

     Our business and operations may be especially subject to the risks of earthquakes and other natural catastrophes.

     Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

     Government regulation could adversely affect our business prospects.

     Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

     There is uncertainty regarding how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws was adopted before the advent of the Internet and related technologies and does not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	Limit the growth of the Internet;

•	Create uncertainty in the marketplace that could reduce demand for our products and services;

•	Increase our cost of doing business;

•	Expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Websites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Websites;

•	Lead to increased product development costs or otherwise harm our business; or

•	Decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

     The Digital Millennium Copyright Act (DMCA) includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these CARP proceedings and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies.

     Such licenses may apply only to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our customers may be affected by these rates, which may negatively affect our revenue. Several CARP proceedings are pending for subscription music services and services that deliver digital downloads of music, and the outcome of these CARPs will also likely affect our business in ways that we cannot predict. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

     The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

     There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

     We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

     Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

     A class action lawsuit has been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business.

     We, and various underwriters for our initial public offering, are defendants in a putative shareholder class action. The complaint alleges undisclosed improper underwriting practices concerning the allocation of shares for our IPO, in violation of the federal securities laws. Similar complaints have been filed concerning the IPOs of more than 300 companies, and the litigation has been coordinated in federal court for the Southern District of New York as In re Initial Public Offering Securities Litigation, 21 MC 92. A proposal has been made for the settlement and release of claims against the issuer defendants. The settlement is subject to a number of conditions, including approval of other proposed settling parties and the court. If the settlement does not occur, and litigation against us continues, we believe we have meritorious defenses and intend to defend this case vigorously. In addition, because class action litigation has often been brought against companies with periods of volatility in their stock prices, we could become involved in additional litigation.

Risks Relating to This Offering and Our Capital Structure

     Our stock price is volatile and may continue to be volatile in the future.

     Our common stock trades on the Nasdaq SmallCap Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and Internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.

     The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

     Future sales of our common stock or the perception that future sales could occur, may adversely affect our common stock price.

     If a large number of shares of our common stock are sold in the open market or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.

     The 17,358,553 shares subject to our recent prospectus represent 30.5% of our common shares outstanding on December 31, 2003. In addition, in the first quarter of 2004, we sold an additional 10,810,811 shares of common stock to a limited number of accredited investors and we have agreed to file a registration statement covering the resale of the shares sold in that financing. The selling stockholders under the registration statements will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

     Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

     Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

     There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

     If proposed accounting regulations that require companies to expense stock options are adopted, our earnings will decrease and our stock price may decline.

     A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported earnings will decrease significantly and our stock price could decline.

     Some provisions of our certificate of incorporation and bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

     Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

     For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.

     In addition, our certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

     Our bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

     Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

Our inability to obtain Arthur Andersen LLP’s consent will limit your ability to assert claims against Arthur Andersen LLP.

     We have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our financial statements for our fiscal year ended December 31, 2001, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the SEC in reliance on Rule 437(a) adopted under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

We have not, and currently do not anticipate, paying dividends on our common stock.

     We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 25,000 shares of common stock offered by this prospectus are issuable only upon the exercise of stock purchase warrants by the selling stockholders. Upon exercise of the stock purchase warrants we could receive cash proceeds of up to $43,750. There can be no assurance any of these warrants will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that we will receive any proceeds from the stock purchase warrants.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

Private Placement Participants

     We entered into various purchase agreements, each dated as of February 13, 2004, with certain of the selling stockholders named in the table of selling stockholders under the heading “Private Placement Participants.” These selling stockholders paid us an aggregate of $20,000,000 in gross proceeds in consideration for 10,810,811 shares of our common stock at a price of $1.85 per share.

     We also agreed to use our best efforts to file a registration statement on or before March 31, 2004, of which this prospectus is a part, to register the shares purchased by the selling stockholders for resale. We also agreed to use reasonable efforts to have the registration statement declared effective as soon as possible. Once the registration statement is effective, we have agreed to use reasonable efforts to keep it effective until such time as we reasonably believe that the selling stockholders will be able to sell all of their shares without the need for continued registration in the three month period following the termination of the effectiveness of the registration statement. In any event, our registration obligations will terminate no later than February 13, 2006.

Overpeer Acquisition

     We entered into a merger agreement on March 1, 2004, through which we acquired Overpeer, Inc. Under the terms of such agreement, we agreed to issue the former stockholders of Overpeer a total of 1,752,772 shares of our common stock. Of these shares, 262,916 shares have been deposited in escrow to satisfy any indemnification claims in our favor under the merger agreement that arise on or before March 1, 2005. Returned shares will be allocated pro rata to the former Overpeer stockholders. These stockholders, and the escrow agent holding the shares deposited in escrow, are named in the table of selling stockholders under the heading “Overpeer Holders.”

     Pursuant to the merger agreement, we agreed to use commercially reasonable efforts to prepare and file a registration statement on Form S-3 to register all of the shares of common stock issued to the Overpeer stockholders in the merger, including all shares deposited in escrow for the benefit of such stockholders, by March 31, 2004. Under such agreement, we are registering, in the registration statement of which this prospectus forms a part, up to 1,752,772 shares for resale by the selling stockholders named as Overpeer Holders.

TenTV Acquisition

     We entered into a merger agreement on November 19, 2002 through which we acquired TT Holding Corp., also known as TenTV. Pursuant to the merger agreement, we issued the former stockholders of TenTV, a total of 7,900,154 shares of our common stock, of which all but 136,022 shares were registered pursuant to a registration statement filed with the SEC on September 26, 2003.

     In addition to the shares of common stock issued to the former TenTV stockholders, and as part of the merger consideration, we issued unsecured redeemable promissory notes in the aggregate original principal amount of $1,059,436. We redeemed the notes and accrued interest on December 31, 2003, by issuing 635,386 shares of our common stock, of which all but 10,939 shares were registered pursuant to a registration statement filed with the SEC on September 26, 2003.

     Pursuant to the merger agreement, we agreed to register all of the shares of common stock issued to the TenTV stockholders in the merger, including all shares we issued in the event that we redeemed the notes, at the same time we filed a registration statement for any of our securities, with certain limited exceptions. Under such agreement, we are including in the registration statement of which this prospectus is a part, up to 4,987 shares for resale by the selling stockholder named under the heading “TenTV Holder,” representing 4,616 shares of common stock issued upon consummation of the merger, and 371 shares of our common stock issued upon redemption of the notes held by such selling stockholder.

Warrantholder

     On December 31, 2003, we entered into a loan and security agreement with Silicon Valley Bank pursuant to which we borrowed $3,000,000 to upgrade certain equipment related to our digital media services and technology infrastructure, repay certain capital lease obligations, and for working capital and other general corporate purposes. In connection with the loan, we issued a warrant to the bank, exercisable for 25,000 shares of our common stock, at $1.75 per share. The warrant expires on December 31, 2010. Pursuant to the warrant, we are including in the registration statement of which this prospectus is a part, up to 25,000 shares, issuable upon exercise of the warrant, for resale by the selling shareholder named under the heading “Warrant Holder.”

SELLING STOCKHOLDERS

     We are registering for resale certain shares of our common stock.

     The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

     Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

     Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any plans to dispose of those shares.

Private Placement Participants

     The following table sets forth certain information as of March 5, 2004 with respect to certain stockholders who purchased securities through purchase agreements dated as of February 13, 2004. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

	Ownership Before Offering			Ownership After Offering
	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares that	Shares	Shares
	Beneficially	Beneficially	may be	Beneficially	Beneficially
Selling Stockholder	Owned (1)	Owned (1)	Offered	Owned(2)	Owned (2)
Arience Capital Partners I, L.P. (3)	198,213	*	198,213	—	—
Arience Capital Partners II, L.P. (3)	3,415	*	3,415	—	—
Arience Capital Offshore Fund, Ltd. (3)	239,804	*	239,804	—	—
Clovis Capital Partners (Cayman), Ltd. (4)	2,470,733	3.7%	865,320	—	—
Clovis Capital Partners Instituional, L.P. (4)	1,946,381	2.9%	672,751	—	—
Clovis Capital Partners, L.P. (4)	241,245	*	83,551	—	—
Coatue Offshore Fund Ltd. (5)	1,292,031	1.9%	810,811	—	—
Coatue Qualified Partners, LP (5)	1,329,591	2.0%	810,811	—	—
Glenview Capital Partners, LP (6)	350,500	*	350,500	—	—
Glenview Capital Master Fund, Ltd. (6)	1,521,602	2.3%	1,521,602	—	—
Glenview Institutional Partners, LP (6)	829,600	1.2%	829,600	—	—
Hocky Capital QP LP (7)	329,000	*	329,000	—	—
Hocky Capital LP (7)	320,000	*	320,000	—	—
JP Morgan Multi-Manager Small Cap Growth Fund (8)	289,700	*	186,900	—	—
Phoenix State Street Research Small Cap Growth Series Fund (8)	44,200	*	36,200	—	—
State Street Research Small Capitalization Growth Group Trust (8)	20,681	*	17,181	—	—
State Street Research Emerging Growth Fund (8)	861,200	1.3%	709,800	—	—
State Street Research Asset Allocation Fund (8)	200,000	*	131,000	—	—
Topaz Partners (9)	1,081,081	1.6%	1,081,081	—	—
Trans Cosmos USA, Inc. (10)	1,081,730	1.6%	1,081,730	—	—
David Wetherell	956,816	1.4%	540,541	—	—

*	Less than one percent

     (1) Percentage ownership for each selling stockholder is based on 66,773,330 shares of our common stock outstanding as of March 24, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

     (2) Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

     (3) Caryn Seidman-Becker possesses voting and investment power over the shares held by Arience Capital Partners I, L.P., Arience Capital Partners II, L.P., and Arience Capital Offshore Fund, Ltd.

     (4) Michael Proper and Scott Scher share voting and investment power over the shares held by Clovis Capital Partners (Cayman), Ltd., Clovis Capital Partners Institutional, L.P. and Clovis Capital Partners, L.P.

     (5) Phillippe Laffont, President of Coatue Offshore Fund Ltd. And Coatue Qualified Partners, LP, possesses voting and investment power over the shares held by Coatue Offshore Fund Ltd. And Coatue Qualified Partners, LP.

     (6) Glenview Capital Management, LLC, the Investment Manager of Glenview Capital Partners, LP, Gleview Capital Master Fund, Ltd., and Glenview Institutional Partners, LP, possesses voting and investment power over the shares held by Glenview Capital Partners, LP, Gleview Capital Master Fund, Ltd., and Glenview Institutional Partners, LP.

     (7) David Sachs and Allison Sachs, each a general partner of Hocky Capital QP LP and Hocky Capital LP, share voting and investment power over the shares held by Hocky Capital QP LP and Hocky Capital LP.

     (8) State Street Research & Management Company possesses sole voting and investment power over the shares listed. State Street Research & Management Company serves as Investment Advisor to JP Morgan Multi-Manager Small Cap Growth Fund, Phoenix State Street Research Small Cap Growth Series Fund, State Street Research Small Capitalization Growth Group Trust, State Street Research Emerging Growth Fund, and State Street Research Asset Allocation Fund. State Street Research Management disclaims beneficial ownership over the shares held by JP Morgan Multi-Manager Small Cap Growth Fund, Phoenix State Street Research Small Cap Growth Series Fund, State Street Research Small Capitalization Growth Group Trust, State Street Research Emerging Growth Fund, and State Street Research Asset Allocation Fund.

     (9) Herbert J. Marks, Managing Director of Topaz Partners, possesses voting and investment power over the shares listed.

     (10) Wayne Wager possesses voting and investment power over the shares listed.

     Overpeer Holders

     The following table sets forth certain information as of March 5, 2004 with respect to certain stockholders who obtained securities in connection with our acquisition of Overpeer. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

	Ownership Before Offering			Ownership After Offering
	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares that	Shares	Shares
	Beneficially	Beneficially	may be	Beneficially	Beneficially
Selling Stockholder	Owned (1)	Owned(1)	Offered	Owned(3)	Owned (3)
SK Energy & Chemical, Inc. (2), (4)	1,318,233	2.0%	1,055,317	—	—
Marc Morgenstern (2), (5)	113,243	*	113,243	—	—
Eric Bingham (2), (6)	25,575	*	25,575	—	—
Valerian Thomas (2), (7)	12,200	*	12,200	—	—
Cheol Woong Lee (2), (8)	101,919	*	101,919	—	—
Chang Young Lee (2), (9)	102,588	*	102,588	—	—
Doo Hee Lee (2)	40,623	*	40,623	—	—
Myung Hyun Cho (2)	27,082	*	27,082	—	—
EMI Recorded Music Holdings, Inc. (2)	11,310	*	11,310	—	—
LaSalle Bank National Association (10)	262,916	*	262,916	—	—

*	Less than one percent

     (1) Percentage ownership for each selling stockholder is based on 66,773,330 shares of our common stock outstanding as of March 24, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

     (2) Excludes shares issued in the merger but which are held in escrow to satisfy any indemnification obligations in favor of Loudeye.

     (3) Because each selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by each of tehm upon termination of the offering.

     (4) Beneficial ownership includes 262,916 shares held in escrow over which the selling stockholder possesses voting and investment control. (See note 10 below.)

     (5) In connection with the merger, Mr. Morgenstern, the former chief executive officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president and general manager following the merger.

     (6) In connection with the merger, Mr. Bingham, the former chief financial officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president of business operations following the merger.

     (7) In connection with the merger, Mr. Thomas, the former chief technical officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president and director of technology following the merger.

     (8) In connection with the merger, Mr. Lee, a former director of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s director of quality assurance following the merger.

     (9) In connection with the merger, Mr. Lee, a former director of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s director of customer relations.

     (10) LaSalle Bank holds these shares as escrow agent for certain of the shares issued in the Overpeer merger to satisfy indemnification obligations in favor of Loudeye. SK Energy & Chemical, Inc., is the stockholder representative of former Overpeer stockholders, and has authority to authorize the sale of some or all of such shares and the proceeds thereof will be deposited in escrow.

TenTV Holder

     The following table sets forth certain information as of March 5, 2004 with respect to a stockholder who obtained securities in connection with our acquisition of TT Holding Corp., also known as TenTV. This information is based upon information provided by the selling stockholder. The selling stockholder identified below may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, the stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

	Ownership Before Offering			Ownership After Offering
	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares that	Shares	Shares
	Beneficially	Beneficially	may be	Beneficially	Beneficially
Selling Stockholder	Owned (1)(2)	Owned(1)(2)	Offered	Owned(3)	Owned (3)
Tracy P. Chelepis	4,987	*	4,987	—	—

*	Less than one percent

     (1) Percentage ownership for the selling stockholder is based on 69,773,330 shares of our common stock outstanding as of March 23, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

     (2) Includes shares of common stock issued upon redemption of the promissory notes.

     (3) Because the selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by it upon termination of the offering.

Warrant Holder

     The following table sets forth certain information as of March 5, 2004 with respect to a holder of warrants to purchase shares of our common stock. The information about this selling stockholder is based upon information provided by the selling stockholder. To our knowledge, the selling stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

	Shares of Common Stock Beneficially Owned				Shares Beneficially Owned After
	Prior to the Offering(1)				the Offering(1)(2)
Shares
Underlying
Selling Stockholder	Shares	Warrants	Total	Percent	Number	Percent
Silicon Valley Bank (3)	0	25,000	25,000	*	—	—

*	Less than one percent

     (1) Percentage ownership for the selling stockholder is based on 69,773,330 shares of our common stock outstanding as of March 23, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

     (2) Because the selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by it upon termination of the offering.

     (3) Paulette Mehas, Treasurer, Donal Delany, Controller, and Marc Verrissimo, Interim Chief Financial Officer, share voting and investment power over the shares listed.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Settlement of short sales;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their shares.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

LEGAL MATTERS

     Sheppard, Mullin, Richter & Hampton LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of December 31, 2003 and 2002 and for each of the two years then ended have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements for the year ended December 31, 2001, and the year then ended, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, were audited by other independent accountants who have ceased operations. We have not obtained, and are not able to obtain, a written consent from those other independent accountants. Accordingly, we have omitted the written consent of those other independent accountants in reliance upon Rule 473(a) under the Securities Act of 1933. You will not be able to recover against those other independent accountants under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by those other independent accountants or for any omission to state a material fact required to be stated in those financial statements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

     Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http:\\www.sec.gov.”

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 22, 2004;

•	Current Reports on Form 8-K filed with the SEC on January 9, 2004, February 17, 2004, March 5, 2004 and March 11, 2004; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on February 17, 2000, and any subsequent amendment or report filed for the purpose of updating this description.

     We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

     All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus but have not delivered with this prospectus. You may request a copy of these filings, by writing or telephoning us at the following address or telephone number:

Loudeye Corp.
1130 Rainier Avenue South
Seattle, WA 98144
Attn: Jerold J. Goade, Jr.
(206) 832-4000

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

12,593,570 SHARES

LOUDEYE CORP.

COMMON STOCK

__________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee.

SEC Registration Fee	$3,144
Legal fees and expenses	$45,000
Accounting fees and expenses	$6,000
Printing and miscellaneous expenses	$1,000
Total	$55,144

     Loudeye will bear all expenses shown above, and the selling shareholders will not bear any portion of these expenses.

Item 15. Indemnification of Directors and Officers.

     Loudeye is a Delaware corporation. In accordance with Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), our restated certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duties. This provision eliminates each director’s liability to Loudeye or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability: (i) for any breach of the director’s duty of loyalty to Loudeye Corp. or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including such actions involving gross negligence.

     Our restated certificate of incorporation also provides that we may indemnify and advance expenses to, any other individuals, as permitted under the DGCL, by a variety of means, including pursuant to provisions of our restated bylaws and entering into agreements with such individuals. Section 145 of the DGCL provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of such corporation, as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Our restated certificate of incorporation provides for indemnification to fullest extent permitted by Section 145 of the DGCL of all persons who we have the power to indemnify under such section.

     Pursuant to our restated bylaws, we must indemnify our directors and officers, and we may indemnify our employees and agents, to the maximum extent permitted under the DGCL against expenses, (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Loudeye. Our restated bylaws also provide that we must advance expenses to indemnified individuals if they undertake to repay such amounts if it is ultimately determined that they were not entitled to indemnification.

     We have entered into indemnification agreements with certain of our directors and officers and anticipate that we will enter into similar agreements with any future director or officer. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will pay certain amounts incurred by a director in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.

     In addition, we maintain officers’ and directors’ liability insurance which insures against liabilities that our officers and directors may incur in such capacities.

Item 16. Exhibits.

     (a) Exhibits.

Exhibit No.	Description
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*
10.1	Agreement and Plan of Reorganization dated March 1, 2004, by and among Loudeye Corp., Privateer Acquisition Corp., Overpeer, Inc., SK Energy & Chemical, Inc. and certain employee stockholders of Overpeer, Inc.(1)
10.2	Form of Subscription Agreement dated February 13, 2004(2)
10.3	Loan and Security Agreement, dated December 31, 2003, by and between Loudeye Corp. and Silicon Valley Bank (3)
10.4	Form of Common Stock Warrant issued to Silicon Valley Bank dated December 31, 2003(3)
10.5	Agreement and Plan of Reorganization, dated November 19, 2002, by and among Loudeye Corp., TenTV Acquisition Corp. and TT Holding Corp.(4)
10.6	Form of Registration Rights Agreement by and among Loudeye Corp. and the former stockholders of TenTV, dated November 19, 2002(4)
10.7	Form of Unsecured Promissory Note with Equity Redemption Option by and among Loudeye Corp. and the former stockholders of TenTV, dated November 19, 2002(4)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants+
23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP. Reference is made to Exhibit 5.1
24	Power of Attorney — Reference is made to page II-4 hereof

*	To be filed by pre-effective amendment

+	Filed herewith

(1)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on March 5, 2004

(2)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on February 17, 2004

(3)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on January 9, 2004

(4)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on December 4, 2002

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 26, 2004.

LOUDEYE CORP.

By:	/s/ Jeffrey M. Cavins

Jeffrey M. Cavins Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Bay, Jeffrey M. Cavins and Larry Madden and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony J. Bay Anthony J. Bay	Chairman of the Board and Director	March 26, 2004
/s/ Jeffrey M. Cavins Jeffrey M. Cavins	Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2004
/s/ Lawrence J. Madden Lawrence J. Madden	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2004
/s/ Johan C. Liedgren Johan C. Liedgren	Director	March 26, 2004
/s/ James R. Kuster James R. Kuster	Director	March 26, 2004
/s/ Kurt R. Krauss Kurt R. Krauss	Director	March 26, 2004
/s/ Michael A. Brochu Michael A. Brochu	Director	March 26, 2004

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*
10.1	Agreement and Plan of Reorganization dated March 1, 2004, by and among Loudeye Corp., Privateer Acquisition Corp., Overpeer, Inc., SK Energy & Chemical, Inc. and certain employee stockholders of Overpeer, Inc.(1)
10.2	Form of Subscription Agreement dated February 13, 2004(2)
10.3	Loan and Security Agreement, dated December 31, 2003, by and between Loudeye Corp. and Silicon Valley Bank (3)
10.4	Form of Common Stock Warrant issued to Silicon Valley Bank dated December 31, 2003(3)
10.5	Agreement and Plan of Reorganization, dated November 19, 2002, by and among Loudeye Corp., TenTV Acquisition Corp., and TT Holding Corp.(4)
10.6	Form of Registration Rights Agreement by and among Loudeye Corp. and the former stockholders of TenTV, dated November 19, 2002(4)
10.7	Form of Unsecured Promissory Note with Equity Redemption Option by and among Loudeye Corp. and the former stockholders of TenTV, dated November 19, 2002(4)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants+
23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP. Reference is made to Exhibit 5.1
24	Power of Attorney — Reference is made to page II-4 hereof

*	To be filed by pre-effective amendment

+	Filed herewith

(1)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on March 5, 2004

(2)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on February 17, 2004

(3)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on January 9, 2004

(4)	Incorporated by reference from the Registrant’s current report on Form 8-K filed with the Commission on December 4, 2002